SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Schedule 13G Amendment No. 1
Under the Securities Exchange Act of 1934

Southern California Edison Company
(Name of Issuer)

6.05% Preferred Stock, $100.00 Par Value
(Title of Class of Securities)

842400772000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
842400772000

1)  Names of Reporting Person

Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person
13-3216325

2)  Check the Appropriate box if a Member of a Group

(a)  ( X ) Sole
(b)  (   ) Joint Filing


3)  SEC Use Only

4)  Citizenship or Place of Organization
        Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power
        -0-

6)  Shared Voting Power
        -0-

7)  Sole Dispositive Power
        -0-

8)  Shared Dispositive Power
        -0-
9)  Aggregate Amount Beneficially Owned by Each Reporting Person
        -0-
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (---)
11)  Percent of Class Represented by Amount in Row 9
         -0-

12)  Type of Reporting Person
         HC/CO
Item 1(a).  Name of Issuer:  Southern California Edison Company

Item 1(b).  Address of Issuer's Principal Executive Offices:
             2244 Walnut Grove Avenue

             Rosemead, California 91770

Item 2(a).  Name of Person Filing:
            Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business Office:
            3 World Financial Center
            New York, NY  10285

Item 2(c).  Citizenship or Place of Organization:
See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:

6.05% Preferred Stock, $100.00 Par Value

Item 2(e).  CUSIP Number:
            842400772000

Item 3.  Information  if  statement  is  filed  pursuant  to Rules
         13d-1(b)  or 13d-2(b):

The person filing this statement is Lehman Brothers Holdings Inc., a parent holding company in accordance with Section 240.13d1(b)(ii)(G).

Item 4.  Ownership
(a)  Amount Beneficially Owned as of:  January 31, 1997

See Item 9 of cover pages

(b)  Percent of Class:

See Item 11 of cover pages
(c)  Number of shares as to which such person has:
         (i)  sole power to vote or to direct the vote
         (ii) shared power to vote or to direct the vote
         (iii)sole power to dispose or to direct the disposition
         (iv) shared power to dispose or to direct the disposition

         See Items 5-8 of cover pages


Item      5.  Ownership of Five Percent or Less of a Class

                  This statement is being filed to report that as of January 31, 1997, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.

Item      6.  Ownership of More than Five Percent on Behalf of Another Person

              Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item      8.  Identification and Classification of Members of the Group

              Not Applicable.


Item      9.  Notice of Dissolution of Group

              Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 31, 1997




LEHMAN BROTHERS HOLDINGS INC.



By:  /s/ Karen C. Manson
          -------------------
Name:  Karen C. Manson
Title: Vice President and Secretary